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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank Leumi Israel

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 2 1 2008
THOMSON FINANCIAL

FILE NO. 82- 35716

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dew dew

DAT : 4/17/08 5/19

<u>**Translation of Immediate Report**</u>

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
34 Yehuda Halevi Street, Leumi House, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

31 March 2008

To: Israel Securities Authority
The Tel Aviv Stock Exchange

Immediate Report on Distribution of Cash Dividend

Regulation 37(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. We hereby give notice that on 30 March 2008 the Board of Directors of the Corporation resolved to distribute a dividend.

2. The amount of the dividend to be distributed is NIS 270,000,000.
The dividend is at the rate of 18.5% of the issued and paid-up share capital.

3. Dividend record date: 17 June 2008
"Ex" date: 18 June 2008
Date of dividend distribution: 30 June 2008

4. Rate of tax to be deducted at source: 20%

5. Balance of profits of the Corporation, as defined in Section 302 of the Companies Law, 1999, following the distribution detailed in this report is NIS 11,029,000,000. The Corporation, being a banking corporation, is subject to additional restrictions regarding distributions in addition to those contained in Section 302 of the Companies Law, 1999.

6. Procedure for approval of distribution of the dividend: Subject to the approval of the upcoming General Meeting of Stockholders.

7.

Tel Aviv Stock Exchange Registration Number of Eligible Security	Dividend Amount Per Share to be Distributed in NIS or Other Currency	Currency of Payment	Date of Payment
604611	0.185	NIS	30 June 2008

8. The Corporation does not have any dormant shares that are not entitled to payment of the dividend and therefore no waivers are required.

9. The Corporation has outstanding securities convertible into capital. The effect of the distribution of the dividend on these securities is as follows:
   Regarding the exercise shares arising from the exercise of the options allocated to employees of the Leumi Group on 24 January 2006 (Leumi Option 01/06), the gross dividend to which each aforementioned share is entitled on the record date for determining entitlement to participate in the dividend distribution shall be deducted from the exercise price, such amount being linked to the CPI from the record date for determining the right to participate in such dividend distribution, until the actual date of the exercise of the options.

Note to Clauses 2 and 7 above: The dividend is at a rate of some 52.2% of the net profit for the fourth quarter of 2007. Based on the paid-up share capital as of 10 March 2008, the said dividend is at a rate of some 18.5% of the paid-up capital. Should additional options be exercised up until the record date, the rate of the dividend in relation to the paid-up capital, and the amount of the dividend per share will be reduced accordingly.

The total dividends for 2007 will amount to NIS 1,684 million, which is some 50.2% of the net profit for 2007 and NIS 1.185 per ordinary share (subject to changes in the consequence of the exercise of options as previously mentioned).

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

31 March 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of the Event: Compensation of Senior Officers

Bank Leumi le-Israel B.M. (the "Bank") hereby announces:

On 30 March 2008, following the approval of the Audit Committee, the Board of Directors of the Bank approved, as detailed below, compensation in respect of 2007 for: Mr. Eitan Raff, Chairman of the Board of Directors (subject to the approval of the General Meeting), Mrs. Galia Maor, President and Chief Executive Officer, Mr. Zeev Nahari, Senior Deputy Chief Executive Officer, all the other members of the Management of the Bank and the Chief Internal Auditor (the "Bonuses to the Chairman of the Board of Directors and the Management").

Pursuant to the Directive of the Israel Securities Authority regarding disclosure relating to the approval of compensation of senior officers, the following details are provided by the Bank:

1. Payment of the Bonuses to the Chairman of the Board of Directors and the Management was discussed at a number of meetings of the Compensation Committee of the Board of Directors, and a number of meetings of the Administration Committee of the Board of Directors, was discussed and approved by the Audit Committee of the Board of Directors on 30 March 2008, and following discussions held by the Board of Directors of the Bank on 26 February 2008 and 17 March 2008, was approved by the Board of Directors on 30 March 2008. Payment of the bonus to the Chairman of the Board of Directors is subject to the approval of the General Meeting of the Bank.

2. The financial results of the Bank for 2007 were presented to the said organs of the Bank, together with comparisons with recent years and comparisons with

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

BANK LEUMI LE-ISRAEL B.M. AND SUBSIDIARIES AND AFFILIATES

Annual Report 2007

Bank Leumi le-Israel B.M. Head Office: 34 Yehuda Halevi Street, Tel Aviv 65546, Israel

The Bank has received the consent of the Supervisor of Banks to the publication of the annual financial report on a consolidated basis only, with condensed statements of the Bank (not consolidated) in Note 30 to the Financial Statements.
The figures of the Bank alone are available on request from the offices of the Bank at 34 Yehuda Halevi Street, Tel Aviv or on its website: www.bankleumi.com.
This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.

Bank Leumi le-Israel B.M. and its Consolidated Companies
Annual Report 2007

Index

END